Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hudson United Bancorp
Commission File No.: 001-08660

TD BANKNORTH ACQUISITION ANNOUNCEMENT OF
HUDSON BANCORP UNITED
CONFERENCE CALL
TUESDAY JULY 12, 2005

DISCLAIMER

THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TD BANKNORTH’S AND THE TORONTO-DOMINION BANK’S (“TD”) CONFERENCE CALLS AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE CONFERENCE CALL ITSELF AND TD BANKNORTH’S AND TD’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

SAFE HARBOR

This transcript contains forward-looking statements regarding TD Banknorth’s acquisition of Hudson United Bancorp and the effect on TDBFG’s earnings, capital and percentage ownership of TD Banknorth. Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (2) revenues following the acquisition are lower than expected; (3) competitive pressure among depository institutions increases significantly; (4) costs or difficulties related to the integration of the businesses of TD Banknorth and Hudson United Bancorp are greater than expected; (5) changes in the interest rate environment reduce interest margins; (6) general economic conditions, either nationally or in the markets in which TD Banknorth will be doing business, are less favorable than expected; (7) legislation or changes in regulatory requirements adversely affect the businesses in which TD Banknorth would be engaged; or (8) factors which would result in a condition to the transaction not being met. None of TDBFG, TD Banknorth or Hudson United Bancorp undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

ADDITIONAL INFORMATION

This transcript may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United Bancorp. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United Bancorp are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that will be part of the registration statement, because they will contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United Bancorp. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United Bancorp, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations.

TD Banknorth, Hudson United Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding TD Banknorth’s directors and executive officers is available in TD Banknorth’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United Bancorp’s directors and executive officers is available in Hudson United Bancorp’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

CORPORATE PARTICIPANTS

William Ryan	Chairman, President & CEO, TD Banknorth Inc.
Peter Verrill	Senior EVP & COO, TD Banknorth Inc.
Steve Boyle	EVP & CFO, TD Banknorth Inc.
Jeff Nathanson	Director Investor Relations, TD Banknorth Inc.

Ed Clark	President & CEO, TD Bank Financial Group
Dan Marinangeli	EVP & CFO, TD Bank Financial Group

CONFERENCE CALL PARTICIPANTS

Mark Fitzgibbon	Sandler O’Neill	Michael Spector	Mentor
Heather Wolf	Merrill Lynch	Biogan Vasquez	Societe Generale
Jim Ackor	RBC Capital Markets	Ian De Verteuil	BMO Nesbitt Burns
Ryan Kelley	FBR	Jim Bantis	CSFB
Tony Davis	Ryan Beck	Andre Hardy	Merrill Lynch
Kevin Timmons	C.L. King	Quentin Broad	CIBC World Markets
Matthew Kelley	Moors & Cabot	Sachin Kewalramani	Morgan Stanley
Lana Chan	Harris Nesbitt	Theodore Kovaleff	Sky Capital
Chris Chouinard	Morgan Stanley
Jared Shaw	KBW
PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the TD Banknorth, Inc. to acquire Hudson United Bancorp conference call. My name is Anne Marie, and I will be your coordinator for today. At this time all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. I would now like to turn the presentation over to Mr. Jeff Nathanson, Director of Investor Relations. Sir, you may proceed.

Jeff Nathanson - TD Banknorth, Inc. — Director, IR

Thank you, Anne Marie, and good morning everyone. The purpose of today’s call is to discuss TD Banknorth’s announced acquisition of Hudson United Bancorp. I would like to just remind folks that if you’re looking for the investor presentation, it is available on the Investor Relations section of our website at www.TDBanknorth.com. And in terms of logistics, we will host the first part of the call from approximately 10 to 11, at which time we will take a 10-minute break. Participants can remain on the line if they would like in a listen-only mode, and at the end of that time TD Bank Financial Group will host their analyst and investor presentation. At this point, I would like to turn the call over to Chairman, President, and CEO, William Ryan.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Thank you very much, and good morning. Again, it is nice to have you on the call. As we had talked about in the past, we were hoping to continue to expand our franchise and grow it as we head south in markets in the metropolitan New York area. What we are announcing today is a market expansion opportunity that we think is a perfect fit for our company. First off, what happens with our acquisition of Hudson United is we increase our assets in Connecticut by $1.6 billion. We have no branches in Fairfield County, and now with a combination of Fairfield County and New Haven County, we will have 42 additional branches. This really fulfills our need to complete our acquisitions in Connecticut. We still at a later date may do more smaller acquisitions, but it really completes what is the strategy that would have taken several years to complete. If we did de novo branches and got to Fairfield County that way, it would take quite a while. But here we are overnight being able to add 42 branches.

That gives us really a market presence that increases from number 8 in Connecticut to number 6, and we are very pleased with really being able to complete Connecticut that way. Hudson United in total will add 204 branches and 201 ATMs to the present Banknorth network of 386 branches and 550 ATMs. From Connecticut you go through Westchester County, Rockland County, Duchess County, over into New Jersey, Northern New Jersey through New Jersey in full, and then into Philadelphia. So from our standpoint, it is a great geographic expansion that we’re able to put in place with one acquisition, and it really makes us feel very comfortable with our strategy.

It is not a huge bank in terms of size. It is not 16 or 20 or $25 billion. It is $8.8 billion in size. So I think we are showing the discipline of doing a company that has great geography, but isn’t going to be so big that it will be difficult for us to convert. By the way, they are on the Metavante system, and we’ve converted off of Metavante with other acquisitions we’ve done. So, again, we think a good discipline, a good fit and a good expansion going forth.

In the Hudson River Valley of Westchester, Duchess and Rockland Counties, it will just supplement what we already have in the northern Hudson River Valley area. As you know, we have Evergreen Bank just converted to TD Banknorth in the Glens Falls and Albany area. So it is a great continued fit down the Hudson River. In Connecticut, I’ve talked about it. The advantage of now being a statewide bank and being in Fairfield County, one of the richest counties in America, is obvious as we go forth. We will add real value there, particularly in Fairfield County. In Northern New Jersey where Hudson United has a very good franchise, we will create additional product offerings and services to what they already do, particularly in the retail and small-business area, and again create more value for the Company at that point. And in Philadelphia and Southern New Jersey, we will take the same tact.

Hudson United has been a very profitable bank. Nobody is perfect; certainly we’re not. Hudson United either. And their issues have been one of growth, and I think with what we’ve accomplished in the years we can add value to them and hopefully have them grow a little bit quicker than maybe they had anticipated over the past few years, staying as profitable as they’ve been and doing growth probably at a bit of a higher level. They are a great fit for us, in that they are very similar. Their strategies for growth really in their company are the strategies that we put in place, particularly in Connecticut and Massachusetts, over the last few years. The modeling that we will do with them is exactly the modeling that has made us number 4 in Connecticut — number 4 in Massachusetts and now number 6 in Connecticut. We will come in with an array of retail products and services and expertise in small-business lending, the ability as a bigger bank to do expanded lending on the commercial side, and we will be a very good company over the next couple years as we move forth.

There have been some issues at Hudson United in terms of regulatory orders with their cease and desist order. We think they’re well on the way of putting together the processes. The regulators need to solve that on their own, and with our expertise in dealing with the regulators and the issues that we can work with them on, we think we can help them in making sure that those issues go away in a reasonable time frame.

Again, looking at the markets we will be in, Connecticut, Northern New Jersey, the Hudson River Valley, and Philadelphia are all great banking markets. They are markets that people tell us they are very competitive, but there’s a lot of business for everybody, and a community banking model works well in those geographies. In fact, if you look at some numbers, for our company the median household income of our banking market is $55,000. In Hudson United it’s $63,000. In Fairfield County it is $73,000. In New Jersey it’s $62,000. So you can see we are taking our model, no changes, putting it into markets that are more lucrative than the markets we’re in. So we think we will have fairly good success in increasing the size of the average branch at Hudson United, the loan and deposit portfolios of the company, given a reasonable period of time.

Hudson United has been a profitable franchise with a solid base to grow from. They’ve got a 128 ROA, a 21.5 ROE, and a 378 margin. I’d characterize their performance as being strong on a profitable side, and they’ve been growing at a bit lower rate than they would like to grow at. Asset quality, 36 basis points; nonperforming loans to total loans are right in place. We’ve said we don’t fix problems, and we don’t see this as a problem. They don’t have any loan problems. They are very profitable. What they could benefit from is the growth model that we’ve operated under, and maybe we can help them with that.

We think we are buying them for a reasonable valuation. It is 15.8 times 2005 earnings, and the First Call estimates on comparable transactions today is at 17.9. We found that the smaller franchises at Hudson are more expensive and don’t offer the profitability that Hudson United does. So the timing of this is perfect. They’d like to grow and continue to expand, and we have some things that we can offer to them to do that. Again, getting specific, 42 branches in Connecticut. Really we’ll complete Connecticut to a great degree in what we want to accomplish there. It will give us a number 6 ranking, a $4.1 billion deposit position up from number 8, and it gives us 757 million in 19 branches in Fairfield County. So of the 42 branches, 19 of them are in Fairfield County, the remainder in New Haven and the Hartford area.

I guess the key would really be to say that we’ve had a pretty good 16-year track record of growing market share and being a retail banking company. And we think the Hudson United transaction fits in completely with that. Yes, it is new geography, but we did that in Massachusetts and Connecticut, and we think we’ve done it well. Yes, it is a little bit bigger than other transactions we’ve done. But on a relative size to our company, we have done bigger transactions than this in the past. So we are feeling very comfortable with it. It is an excellent strategic and operating fit from the standpoint of their business is our business. We can just hopefully move a little bit quicker in growing those businesses as we work together. The execution risk is really minimal as we see it, having converted off the Metavante system, and us having a strong compliance record with the regulatory agencies.

Toronto Dominion has been helpful in this transaction with us, being able to buy our shares at a premium to the present market prices to give us the cash that was needed for the transaction. Peter Verrill will get into that in a second, but I do want to tell you that as I look at this transaction for us, it is absolutely perfect geographic growth in terms of where Hudson United is. It is done at a process that will allow us to convert with very little execution risk, and we see this as very accretive in our first full year 2007. The timing that we will get into with you is this transaction probably will close in early 2006, and mid first-quarter 2006, and then the conversions are scheduled probably in mid 2006. So for the first full calendar year 2007, it will be accretive to us. But let me ask Peter Verrill to get into more of the specific details of the transaction with you. Peter.

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

Thank you, Bill. In terms of some of the significant terms and assumptions of the deal, based on the closing price of TD Banknorth last night of $29.96, that would represent a value over Hudson United’s share of $42.78. That would be an aggregate transaction value of approximately $1.9 billion. The deal is structured to be a combination of stock and cash to the shareholders of Hudson United. There will be approximately 32.4 million shares of TD Banknorth shares that will be issued to Hudson United shareholders, and approximately $942 million of cash. The cash will be funded by selling approximately 29.6 million shares of our stock to TD at a price of $31.79. The price of $31.79 represents about a 6% premium over the closing price of our stock last night, and I think represents TD’s continued investment and their continued strategy of helping ourselves with acquisitions.

The $31.79 also represents the average price at which Banknorth recently repurchased its stock in the open market in March of this year. Again, I think it illustrates the rationale for the TD Banknorth transaction in the beginning, which would not have been able to structure a 49% cash transaction without TD as a partner to provide this type of capital. The consideration mix is approximately 51% stock and 49% cash to their shareholders. But from our perspective, it is 100% stock transaction. The structure is intended to be tax-free for the stock component to the shareholders of Hudson United. There will be a cash and a stock value equalization election mechanism in place so that shareholders will have the ability to elect either cash or stock, but no matter what they do elect, they will receive the same value. There will also be a proration method to provide the equalization that I just talked about.

Cost saves are estimated at 25% of Hudson’s core operating expense base. That’s slightly less than the peer median of comparable transactions. We believe that they will be fully phased in by 2007. Our historical experience has been closer to 30% of cost saves, but we believe that the 25% is a realistic and a good estimate. In addition to the cost saves, we have also factored into our modeling some additional retail franchise investments of about $7.5 million in 2006, and another $10 million in 2007. This is designed to provide, I think, some needed additional investments to grow the retail franchise. Those investments will take place in increased marketing expenses, increased expenditures on facilities, and increased resources and people. And we believe that those investments will spurn significant revenue enhancements in later years. In our model for 2007, we have some very modest revenue enhancements, but we do believe that the greater bulk of those revenue enhancements will begin in 2008.

Total restructuring charges are estimated to be about $86 million after-tax, which is about 4.5% of the deal’s value. That is broken down into transaction costs. The largest piece of that, however, is termination of various contracts including the Metavante contract. And it also includes severance for people whose jobs are replaced. Required approvals will be for both Hudson and TD Banknorth. We will need shareholder approval, and there will be the customary regulatory approvals. And as Bill mentioned, the expected closing would be sometime in the first quarter of 2006. Because of the cease and desist order that Hudson United currently operates under, this will not be able to be done on an expedited basis.

In terms of spending a little bit more time on the pricing and comparables, as Bill mentioned, this is priced at about 15.8 times current-year earnings. That compares to peer transactions of 17.9. The price-to-tangible book is 4.5 times. The average of peer transactions is 3.77. The reason for the higher pricing tangible book here is because Hudson’s capital, tangible capital, is quite low. And if you equalize that, then the price-to-tangible book would actually be slightly below the peer average. Premium-to-core deposits at 28% is in line with the average of 30%, and the one day of premium to market of 14% is slightly less then the peer average of 18 times. The target profitability ratio, as Bill mentioned, 128 ROA in the first quarter of this year compared to 115 for the peer transactions. Return on equity of 21.5 compares to a 14.3 for the average, and the net interest margin of 378 compares to a 348 for peer transactions.

Taking a quick look at the summary of the financial overview, on a pro forma basis assuming at close at March 31 of ‘06, and taking into account pro forma adjustments and an approximate $2 billion deleveraging strategy, total assets will be about $41 billion, total loans about 26 billion, and deposits almost $28 billion. The tangible equities and tangible asset ratio will increase from the current level of 4.92 to 5.10. Q1 leverage ratio will increase from 6.29% to 6.61%, and the total risk-based capital ratio will improve from 10.13 to 11.39%.

On a pro forma impact in net income, it will be slightly dilutive on both a GAAP and a cash basis in 2006. On a GAAP basis, it would be about $0.01 per share, on a cash basis about $0.02 per share. And that is because here in 2006, we don’t have the fully phased-in cost saves. And we also have the additional retail franchise investment of about $7.5 million, which I mentioned before. In 2007, in the first full year of operations post-close, it will be a accretive by $0.06 per share on both a GAAP and a cash basis. On the GAAP basis it’s about 2.25% accretive; on the cash basis it’s about 1.9% accretive. And although we don’t model beyond the 2007 year, we anticipate that the accretion should grow as the investments in the retail franchise that I talked about begin to spur in the type of resonant enhancements that we believe we can manage.

So from a summary perspective, we believe this is a great market expansion opportunity. It creates a statewide franchise in Connecticut. It builds upon our franchise in Eastern New York State. I think it establishes a strong commercial presence in New Jersey and Philadelphia areas. We believe that we can grow and improve this franchise as we have done in other acquisitions when we entered Massachusetts and Connecticut, and with the advantage of bringing some of our products and the strength of our balance sheet to Hudson’s franchise, we believe that we can see some significant growth. We believe it is a low risk transaction, although they have some compliance issues. We’ve spent a great deal of time during our due diligence understanding the compliance issues, and feel very comfortable that they are well along in correcting those deficiencies. And we believe we can bring some expertise and resources to help them do that.

We have significant integration experience. On a relative basis, we have done a lot more transactions that have been larger relative to asset size and relative to market value size than Hudson United. So we’re not nervous about that. And the model that they use, the community banking model, is the same model that we do. So we feel very comfortable about bringing these two companies together. And lastly, we do believe it’s a sound investment being accretive to our earnings per share in both cash and GAAP basis by 2007, the first full year of combined operations. And we believe it provides a solid base from which to grow in attractive markets either through de novo or through possible tuck-in acquisitions in the years to come. At this point in time, I would like to turn it back to Bill.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Thank you, Peter. The last comment I will make is at the completion of the transaction, which we again have planned to be in the first quarter of 2006, Ken Neilson who is the CEO will retire from the company, and our top retail person, Wendy Suehrstedt, will go down to New York and take over as CEO. And that is the other change that will occur at the time of the closing of the transaction. I appreciate Ken’s support in this transaction. He has done a very good job at his company, and now hopefully with the help of all of his staff that he has there who we value very much, we will be working. Wendy will be working with the staff and moving the Company forth in the next level of growth that we think we could put in place.

So with that, let me stop and see if there are any questions on this transaction that we can answer for everyone.

QUESTION AND ANSWER

Operator

Mark Fitzgibbons with Sandler O’Neill.

Mark Fitzgibbon - Sandler O’Neill — Analyst

The first question I had for you, given that Hudson City has had some issues in the past, could you share with us the due diligence process that you went through on this deal?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, we did a full due diligence with having 30 to 40 people on the ground. We certainly had talked to their regulators about their regulatory issues. We talked to the company. We reviewed what the company has been doing to solve those regulatory issues. We felt very comfortable with the recent hires the Company has made to work on these issues. They’ve hired a very good compliance person who recently was doing a very good job on that basis. We also know that our experience working with the regulators and what we think we can accomplish.

So that was a very important part of the due diligence to make sure that Hudson United was moving forth the right way, and that the regulators —that we had a chance to talk to the regulators about what the real issues were. In this age of compliance, it has not been easy for many banks. Hudson United is not unique. And we feel comfortable knowing what is going on that we can solve those issues working with them.

Mark Fitzgibbon - Sandler O’Neill — Analyst

And then secondly, Bill, some might suggest that Hudson United has radically underinvested in their branch franchise and infrastructure in recent years. I am wondering if you perceive there to be a meaningful difference in the quality of their franchise from the quality of your franchise.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We really don’t see a meaningful difference, Mark, but I think you’re right; people have made that statement. As you heard, Peter had told you. We are investing $7.5 million in that infrastructure, including people and facilities. So I think there are some things we could do to probably create a better marketing environment there. But we don’t see any big issues or big problems. They have very dedicated people. It has been difficult of late to compete at certain size levels, and now being part of a $40 billion company, I think will allow them to compete better than they were able to do as an $8 billion company. So I think that is part of it.

Mark, if you remember, I have shared with people over the years that the cost of regulation, the cost of computerization and the cost of marketing would drive medium-sized banks to probably bigger companies, and I think this is a great example of that; that the cost of marketing and the cost of regulation is not easy for all banks to comply with. And being part of our company I think is a smart decision for Hudson United in being able to move forward and doing things quicker than maybe they’ve been able to do them before.

Mark Fitzgibbon - Sandler O’Neill — Analyst

Bill, the last question I have for you, in your slide deck you reference the fact that there is, quote, numerous follow-on acquisition opportunities. How long would you be willing to wait before you contemplated another deal?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I don’t see us, Mark, doing anything else this year. I think we will be focused on making sure that the Hudson deal works very well for us. So you won’t see us doing anything for the rest of this year, but this is a great building stone for things that we can do in future years. So we will be very quiet and just focused on Hudson United for the rest of the year.

Mark Fitzgibbon - Sandler O’Neill — Analyst

Thank you.

Operator

Heather Wolf of Merrill Lynch.

Heather Wolf - Merrill Lynch — Analyst

Good morning. Clearly given HU’s balance sheet and the interest rate environment, there, I’m guessing, was a lot of uncertainty regarding their future earnings. Can you talk about either qualitatively or quantitatively how that IVIS estimate may differ from either your expectations or HU management expectations?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Let me ask Peter to comment on it, but let me make the statement, Heather, that it would be inappropriate for us to reassess in a public way what Hudson United’s estimates are. But I do want to say, and Peter maybe can get into the details of this, we obviously took a more conservative approach on what they estimated their earnings would be, as we’ve done on ourselves and other companies along the way. So we agree with you that the leverage in the balance sheet with the rate scenarios and the ten and five-year being where they are not going to add to earnings in the future. They are probably going to diminish them to some degree.

So we did pay a lesser premium on a PE basis on that basis of having Hudson understand that we had to value their assets going forth and earnings a little bit lower than maybe they would. Peter, could you comment a little bit more on that for Heather?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

I will make two comments, then I’ll ask Steve Boyle, our Chief Financial Officer, so see if he’s got anything to add to that. But the first is that in the earnings model that we have, we have excluded or deducted from the IVIS estimate about $0.15 per share based on the landfill gas business. That is a business that we don’t, and Hudson also agrees, is not a core business. So we have deducted that from the earnings. And relative to the interest rate risk, I would mention or reemphasize that our model does anticipate a $2 billion de-leveraging strategy that would significantly reduce duration GAAP and interest rate sensitivity and would provide only a very modest impact to earnings of less than $3 million, which we believe would be more than made up from the purchase accounting adjustments.

Steve, do you have anything else to add?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

I guess the only thing I would add is that we did do a very significant amount of due diligence on their interest rate risk. Both we and TD, which you know is very conservative in this area, went in and looked at it. And while I think with the benefit of purchase accounting, we will vary significantly change their interest rate profile, we felt comfortable with what we’re buying.

Heather Wolf - Merrill Lynch — Analyst

Okay, so just to confirm the number — the IVIS number, obviously does include the landfill gas project?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, it does, Heather.

Heather Wolf - Merrill Lynch — Analyst

And you intend to maintain that business going forward?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

It’s not a core business, so we will have to review it and look at it. We know Hudson United is looking at it at the same time. So I’m not so sure what happens to that business in the future. It certainly isn’t a core business. So at some point, I think that business would go away.

Heather Wolf - Merrill Lynch — Analyst

Okay. And also can you detail the cost savings, what percent you’re getting from branch elimination, headcount elimination, and back-office consolidation?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I can’t give you the specifics, but let me give you what we do know already. There is a six to eight branch overlap in the Connecticut area. So we have the potential to either move into their branch or them move into ours in six to eight locations in Connecticut. So we will be looking at that as now we move forward. We haven’t decided which branch that we’ll move into, but those are the overlaps that exist in Connecticut. There are no other branch overlaps in other areas, because we are not in those other locations. What we will do, though, is obviously the branch people, the commercial lenders, anybody who deals directly with the customers, has nothing to worry about. But the administrative functions and the operations areas are areas in the past that we’ve always consolidated, and we certainly will again to do just that.

So there will be some consolidation of the administrative and operations areas, and that consolidation should be in a higher market area of New Jersey, moving to areas in Lewiston, Maine or in Massachusetts where the cost savings would be fairly substantial. So it is the same model, Heather, we use in the past of administrative expenses. We usually get more than 25%, but because there is only six to eight branch overlaps, we estimated the 25% as the number. But I don’t have specifics yet as to which areas, but I can tell you that in operations and administration, a lot of those areas will be moved.

Heather Wolf - Merrill Lynch — Analyst

Okay, great. Thanks very much.

Operator

Jim Ackor, RBC Capital Markets.

Jim Ackor - RBC Capital Markets — Analyst

Thank you. A couple of, I guess, maybe broad-based questions. You mentioned that Wendy is going to be going down to New Jersey to head up the operation down there. Obviously, when you look at the market that you’re acquiring into, aside from New York and Connecticut but more focused on New Jersey which is the lion’s share of Hudson’s franchise, it occurs to me that it is a different market down there. A little bit more competitive is my viewpoint. I don’t know if you view it the same way.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think you’re probably right, Jim, yes.

Jim Ackor - RBC Capital Markets — Analyst

When you look at the opportunity to kind of build upon what Hudson United has in place, I would think that in order to make this deal a home run you would want to significantly improve your penetration from a deposit market share in some of these markets down in New Jersey, and ultimately get some revenue enhancements over the long run. And I’m just kind of curious as to what sort of strategies you might put in place to compete against the likes of the commerce’s of the world, which I think most people would agree are sort of top-notch from a retail banking perspective.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I agree fully with everything you said. What we’ve focused on already are a couple of things that are niches that we think we do very well. One is small-business lending that really we have had great success with. So we will incorporate small-business lending into the branch network that exists throughout Hudson United. We also will do a lot more advertising from a dollar standpoint than Hudson United has done in the past. So we’ll have a lot more marketing dollars to support the branches and grow the branch network, particularly in New Jersey.

In addition, we also will add a number of products and services that Hudson United isn’t offering right now, and we will create incentives with those products. So I think it is very competitive. But I think there is plenty for the banks that want to compete. I think we will be one of those banks. And again, their average branch size is $30 million. Our average branch size is $52 million. So we can’t imagine that with the normal model of competitive product, small-business lending, a little more aggressive in advertising, that we can’t increase those $30 million branches to a higher level. So that’s really going to be our plan in the next two years.

Jim Ackor - RBC Capital Markets — Analyst

Is there any need for material overhaul from a personnel perspective?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, we think the personnel at the company really are very good, but they’ve been having to operate with less marketing dollars than probably could make them effective and maybe some product. So we like the people we met in due diligence. We think they are very capable, and what we want to do is just add the size of a bigger company that will allow them to do even more, and we think we will have some success if we do that.

Jim Ackor - RBC Capital Markets — Analyst

Okay. Then just two more quick ones. On the C&D, do you have any kind of idea as to when you might expect that to be lifted?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, I have no idea when it will be lifted, but I do know that Hudson United through their compliance people are doing a good job of meeting the requirements that the regulators have put on them. But it would be unfair to me to speculate when that would occur. But we feel comfortable with the processes they are moving forward on, and of course the regulators will continue to review it. But there is no date been set for that, and I wouldn’t be able to tell you.

Jim Ackor - RBC Capital Markets — Analyst

And last one, I don’t know, maybe Peter or Steve. With regard to purchase accounting adjustments, is there any way you might be able to quantify what sort of contribution you’re expecting from that?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

Yes, Jim. If we modeled it today, I think there would be some benefit from that. But we don’t want to speculate on what interest rates are going to be at close, so we haven’t modeled anything yet.

Jim Ackor - RBC Capital Markets — Analyst

Okay, fair enough. Thanks a lot.

Operator

Ryan Kelley with FBR.

Ryan Kelley - FBR — Analyst

Congratulations. Just a couple quick questions, in the beginning more specifics. The restructuring the 86 million, do you expect to get to see that all in the first quarter of ‘06?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I don’t think so, but let me ask Steve to respond to that.

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

Ryan, we haven’t modeled it out throughout 2006 yet, but the way the accounting rules at least work currently, they’re under review, we would expect that that’s going to probably drag out throughout 2006.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think it will drag out throughout 2006 and probably be more towards the second half of the year than the first half, from what we see so far.

Ryan Kelley - FBR — Analyst

Okay. And the potential $2 billion de-leveraging, is that included in those type of charges, or are you expecting to have that done before the transaction closes?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

No, that would be in the balance sheet mark, which we haven’t assumed. The numbers as of today are not that significant, but obviously interest rates could change.

Ryan Kelley - FBR — Analyst

And then maybe just a little bit more — I don’t cover Hudson United personally, but on the private-label credit cards just what your plans are for that portfolio.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We think they have excellent management in that business. They are number 6 in the private label credit card business, and we think that is a keeper, and we hope to continue to develop and grow that business.

Ryan Kelley - FBR — Analyst

And how about the brokered CDs that Hudson United has?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We’re going to look at that, Ryan. We haven’t made a decision on that, but we’ve had a history of really looking hard at brokered CDs. But again, we’ll have to put that together with our total deposit strategy as we go forth. But that is one that we need to think through a little bit more before we make decisions on.

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

I think, Ryan our intent would be if we’re successful in growing the retail franchise like we think we will, those when they mature they will just roll over and we will use the internal deposits.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, that would be the perfect plan. The problem I don’t know is, does that happen in 2006 or 2007. But if we do this perfectly, we will grow the deposits through the retail business and be able to, as these mature, just run them off.

Ryan Kelley - FBR — Analyst

Great. And then one sort of bigger picture question. So you’ve said that this will satisfy your appetite for acquisitions throughout the rest of this year. Are you talking about all size acquisitions, or would smaller ones, fill-in acquisitions, still would you be looking at those if they came along?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think there is the possibility, but right now I’m thinking no probably, Ryan. I think we have to make sure that the shareholders feel comfortable that we’re really focused on Hudson United. It is a new market to us. It is a little bit bigger in size. So I think it would be the best thing we can do is just focus on that. If something very small showed up, maybe we’d take a look at it. But right now if something smaller showed up today, I wouldn’t look at it. I would rather just focus on Hudson United and get that done correctly.

Ryan Kelley - FBR — Analyst

Okay, great. Thank you.

Operator

Tony Davis with Ryan Beck.

Tony Davis - Ryan Beck — Analyst

Just a few things that haven’t been touched on. As I recall, roughly 17, 18% of the deposit base at Hudson United is public funds, municipality state funds. I guess the question is, what assumption did you make about attrition?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We thought we’d keep those state funds — I think it is about 1.6 billion or maybe a little over 1 billion, Tony — because we have a great banking unit that handles all the communities up in New England. So we think some of the expertise we have there will be helpful as we move forward. And we’ve always found that community banks like Hudson United can have great success with doing municipal finance and also municipal deposits, because they give the customer service that the bigger banks don’t give. So in talking to the people at Hudson United, we think there is a good fit there, and we think working together with them that that is a keeper. And I don’t see that money rolling off.

But let me ask Steve Boyle who is even closer to it if he would want to make a comment on it.

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

The only thing I would add, Bill, is that’s essentially priced at alternate cost of funds. So if there were any runoff there, which we don’t think there will be, it wouldn’t have any impact on the model.

Tony Davis - Ryan Beck — Analyst

Okay. Bill, any more color beyond what you said already on the new hires, the branch rehabilitation? You’re spending 17 million or so after tax here. I guess is it fair to say, as suggested earlier, the investment in facilities and people just has not been what you would have thought it would have been?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I don’t want to — I think Ken has run a very good bank. I think when you run companies, you run them in a number of different ways. I think they’ve run their companies very profitably and very effectively. I think now going forth, Ken had put a plan in place to really grow this business substantially. And he could do that with a finite number of dollars because of the size of his company. One of the reasons I think he wanted to join us is we would put more money and make more money available to do it. I think he would have been very successful. He’s a very bright guy, knows what he is doing. It would’ve taken him several years probably to get there. But I think part of a bigger company and us adding money to what he would already spend, we will get there quicker. I am hoping within two years that we will be able to complete really the growth in their branch average size to a level that probably would have taken him four or five years.

So I think in talking to Ken, we’re both on track, but we can just add more monies to it. If he could have added these monies in his size company, he certainly would’ve done it already. We are able to come in and do that. So I don’t see this as a major chore. It is not a new plan. This is really Ken Neilson’s plan that he has put in place. We are just going to take it to the next level a little bit quicker and a little bit sooner than he had anticipated. I think he saw that. We talked about it, and it made good sense for us to get together on that basis. So this isn’t a big cleanup; this isn’t a big change from plan. This is really just adding to it a little bit quicker than we normally could’ve done it.

Tony Davis - Ryan Beck — Analyst

Finally, aside from C&D, they are in some businesses, project finance and other things like that. You’re comfortable with the due diligence on the loan portfolio as well?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, we think their lenders are very good. We think their lenders are very strong. They do a very good job. We are looking forward to working with their lending team. We see no issues there. In the specialty businesses they’re in, we feel very comfortable with the exception as Peter said with that landfill land/gas business. But they seem to have hired very excellent people to run those businesses, and they look like they’re ongoing businesses that will add fee income revenue to us over the next couple of years. So we did a lot of due diligence because we’re always nervous about getting into different kinds of businesses that we are not used to seeing. But after the due diligence, we felt very comfortable with their people.

Unidentified Company Representative

I’ll also add if I may that we had the ability to bring in some of TD’s people to help us in those specialty areas. We’ve had a lot of expertise there. So we feel very comfortable with the level of due diligence that we did.

Tony Davis - Ryan Beck — Analyst

Peter, could you follow that up with just you mentioned revenue opportunities, synergies in those seven perhaps, and new product introductions. Could you just talk a little bit about what those opportunities might be from the portfolio perspective?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

I think that the majority of the opportunities that we see are from the retail side, the retail franchise side. As Bill mentioned before, they have an average branch size of about $30 million compared to our $50 million. We believe that in this fast-growing, highly dense population market that together we can grow this franchise a lot faster, which is going to develop a lot more opportunities for fee income on the retail side, a lower cost of funds, bring in some of our cash management products that perhaps might help supplement some of the products that they have. So we believe it is going to be really the growth on the retail side — excuse me — home equity loan side. And those are the opportunities that we are really going to focus in on.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think, Tony, your point is a good one. We should be able to show you over the next two years that the average branch deposit size has grown from 30 million to a higher number. Wouldn’t it be great if we can get it to 52 million, who knows? We also have specific things, niches that we do, small-business lending. Indirect auto is a good portfolio for us. Asset-based lending is something we do very well that John Fridlington feel strongly about that we could really increase in this new market area.

We also know in talking to Hudson United that they’ve been frustrated at having to participate out a number of their commercial loans, and probably not looking at larger loans to do because of their size. Now, obviously, we can step in there, and we will not have to have them participate loans out to other parties. We could take those loans on ourselves. So there’s a number of those things that are classic, middle-market community banks doing things very well, wanting to do more, having to take risks to do it so you don’t do it. And now we show up as a bigger bank being able to do that, and it isn’t more risky. It is being part of a bigger company.

So those are just a few of the things that we are looking at that probably should increase the revenues not so much in 2006, because we won’t convert their company till midyear. We won’t have the full-year effect in 2006, but we are looking for a very good 2007 on that revenue side. And again, it is not us having to reinvent what we’ve done. This is just taking what we do well and moving it into new geography. And that is really the key for us, is to not have to do new things but do existing things that work well for us and just expand the geography.

Jim Ackor makes a good point. It is a very competitive market, but in the niches we are at, we have had great success in very competitive markets of Massachusetts and Connecticut. So we think we can take this to the next step in this new geography, too.

Tony Davis - Ryan Beck — Analyst

Good deal. Thanks, Bill.

Operator

Kevin Timmons of C.L. King.

Kevin Timmons - C.L. King — Analyst

This has already been touched on, but maybe I can be a little more explicit in my question and maybe get — elicit some more response from you. Obviously, Metro New York is an area that you’ve expressed some interest in the past. This deal doesn’t get you there. Does this deal, which will now basically give you a surround of New York City itself, make getting into New York ultimately more or less compelling for you? Would you assume that at some point you can just bypass it entirely, or do you feel you need to be there?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think, Kevin, you’ve noticed for a while this is exactly the strategy we did in Boston, if you remember. What we do is we hate to take big risks, and we’ve kind of gone around Boston, and now having gone around Boston, will fill in Boston when we can. I think our strategy is working perfectly; go around New York, which is exactly what you said we are doing, which we are. And then at a later date, I think it is even more compelling probably to be in New York at some later date. But instead of having the first acquisition be a big major one with a big major New York City presence, now what we did is we’ve hedged our bet. We’ve gone around New York in a community bank that is similar to us. We will get this running right, and in future years I think we will — you will see us then have the confidence to go into New York proper.

Kevin Timmons - C.L. King — Analyst

Here’s the trickier part of the question then. If one of the significant franchises in New York puts itself up for sale three months from now, five months from now, and you possibly lose that possibility forever, what do you guys do?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Well, it is certainly a possibility. I think there are a number of opportunities in the Metropolitan New York area. Probably what you’ve said is probably going to happen, Kevin. One of the people that would be a good fit for us will come available, and we won’t be able to do anything. As I said, we would not be able to do anything for the rest of this year because we want to concentrate on getting HUBCO done. So, yes, we would probably miss that opportunity, and that is life and we don’t get them all. But we certainly want to position ourselves so that we don’t take big risks initially, get into the marketplace, understand it fully, and then feel confident to go into the greater New York area at a later date.

So yes, this strategy is conservative. It may force us to miss something that would be a good fit, but that is life. I would rather be conservative and miss something than take a risk and wind up doing the wrong thing.

Kevin Timmons - C.L. King — Analyst

Two easier questions. The tax rate that was used in the — when you show the number for the onetime charge, was that a 34, 35% number?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Let me ask Steve Boyle to give you that number.

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

Essentially, Kevin, I don’t have the blended rate here, but it is our marginal rate on the tax deductible items. Most of the transaction costs are only partially deductible to us.

Kevin Timmons - C.L. King — Analyst

Can you just give me the gross number then instead of the net number?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

I’ve got it right here. The gross number is 126.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Gross number is 126, Kevin.

Kevin Timmons - C.L. King — Analyst

And finally, you mentioned a couple times that TDU was involved in at least aspects of the due diligence here. How deeply were they involved and how smoothly did that process go?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

They really weren’t involved at all in the acquisition of the company. We did the negotiation. We took care of all of it. When we got to the due diligence part, we certainly wanted to use the expertise that was available to us. And that expertise, as we’ve always said, is in TD, particularly in the credit card piece where we don’t know that business very well, and certainly in the risk management part, it was important to do that. But this was a TD Banknorth transaction all the way. We are the ones who orchestrated it. We are the ones who negotiated it. But we always will use TD’s help where they have that expertise available to us. It has worked very smoothly with them. I think it has been a good transition working with them. But I have to tell you our interests are TD Banknorth, and that is what we’re about. So we’ve even had some interesting discussions with TD along the way on things we’ve done, because we have to represent the TD Banknorth shareholder.

Kevin Timmons - C.L. King — Analyst

Thanks, Bill.

Operator

Matthew Kelley with Moors & Cabot.

Matthew Kelley - Moors & Cabot — Analyst

Just kind of looking at Hudson United, the types of rates that they’ve been paying have been some of the — one of the higher rate payers in some of their markets, the bonus savings and some of the higher rate checking accounts. And just looking at some of their New Jersey players, that high-value checking account with at least 3% type handle on it, and some of these money market accounts have been very competitive. And just curious as to where you think you will have to be positioned during the transition stage over the next couple of quarters here to maintain the franchise that you’re buying, and kind of where you think you are going to fall in that spectrum on the rate payer side?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think, and it is to my earlier point, Ken and his staff have done a good job now of a strategy that they have just implemented, and those high-rate products that they are offering now have been successful, I think. In talking to Ken, he feels very good about them. So I think that strategy is a good one. I think what we will do is that strategy sounds very good to us. We will continue to look at it, but I think Ken is right in line with how we would look at it. What we will do is we will also offer specials. And if you follow our company, and I know you do, Matt, we have this 7 to 7 open, on Thursday 7 to 7, and we have weekly specials on different accounts, and periodically have incentives on accounts.

So I think what we will do is we will supplement what good work has been done by Hudson United of late on the deposit side with some of these specials and some of the other incentive things that we will offer. So I think we are in tune with what they are doing. I think they are having success, and that is our plan to grow the marketshare that way, too.

Matthew Kelley - Moors & Cabot — Analyst

Okay, and then what is the total deposit runoff that is assumed in the model?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

We don’t have any significant runoff assumed in the model, Matt. If you look, just to amplify on Bill’s point earlier, if you look at what historically has been paid, they are only paying about 1.10 on deposits right now, and that includes the public deposits that are at relatively high rate. So we think that they have a very kind of loyal following in their deposit base, that there is not going to be any significant runoff from what they have now, and that in fact with the new rates that they are just recently offering, they will probably be growing deposits at a higher rate than they have historically.

Matthew Kelley - Moors & Cabot — Analyst

Okay, and then last question. In Peter’s remarks earlier, did you comment on revenue enhancements that were baked in kind of in the out-years, or did I hear that wrong?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

Yes, we do anticipate some highly significant revenue enhancements in the out-years beginning in 2007, but really accelerating in 2008, as we are able to be successful with some of these retail investments that we’re going to be making in 2006 and 2007. But it is not significant in the model numbers that we shared with you, because we think they are more in the out-years.

Matthew Kelley - Moors & Cabot — Analyst

Okay. Then just to clarify on Kevin’s question, should we use your marginal rate from a tax perspective, tax-rate perspective going forward, as we put these two companies together in the model?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

I think on the one times, you should be using a marginal rate. On the combined operations, if you assume that the landfill gas is non-core, you’d need to adjust for that. They are getting some very significant tax benefits. But we would probably carry over some of their benefits. They have a relatively low tax rate, lower than ours. So I would probably adjust out the landfill and then use a blended rate between the two companies.

Matthew Kelley - Moors & Cabot — Analyst

Are they going to be taking a charge to get out of the landfill gas business?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We have no idea, and really, Matt, that is their call. It is their company, and we don’t know what is going to happen there.

Matthew Kelley - Moors & Cabot — Analyst

Have you written their recommendation?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, we don’t. Again, it is not an expertise we have. So they will probably handle that on their earnings calls over the next couple of quarters on what’s going to happen there.

Matthew Kelley - Moors & Cabot — Analyst

Okay. All right, thank you.

Operator

Lana Chan with Harris Nesbitt.

Lana Chan - Harris Nesbitt — Analyst

I had a question regards to the press release with TD’s majority stake being diluted a little bit by this transaction; diluted to potential share repurchases by TD Banknorth to get the level back up to where it was before. So with the tangible common equity ratio of 5.1% pro forma, how much flexibility do you think you have with that?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I’ll ask Peter to get into it, but you’re right, I think TD’s ownership goes from 55 to about 53% as a result of this transaction. And Peter, do you want to comment a little bit more on that too, on the capital ratios?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

Yes. What we have assumed, Lana, is that there would be approximately 8.5 million shares of stock repurchased by TD Banknorth near the closing date. That would bring TD’s ownership back up to the 55%. As TD has indicated, and I’m sure they will talk about it in their call in a few moments, their desire is to at least maintain their current ownership of 55% and perhaps even increase that over time.

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

Just to clarify, the 5.1% is after our buyback, our assumed buybacks.

Lana Chan - Harris Nesbitt — Analyst

Okay.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think the number before the buyback, Steve, was about 5.6?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

Yes.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

And the 5.1, as we said, Lana, is after the buyback.

Lana Chan - Harris Nesbitt — Analyst

Okay, great. Thank you.

Operator

Chris Chouinard of Morgan Stanley.

Chris Chouinard - Morgan Stanley — Analyst

Just one — actually two quick questions. The first is on the deleveraging. I just wanted to make sure that the cost of the deleveraging is in this. How much of a drag do you expect from the smaller balance sheet in ‘06?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

Essentially we are planning on doing something similar to what we have done, where we would sell them the security portfolio and the related borrowings and then put on an interest rate swap. If we did it on an interest rate risk neutral basis, there would be no cost to that. If we did it to reduce their risk a little bit, which we think we’ll do, it should only cost us about 3 million a year, and we think that that will probably be offset in purchase accounting.

Chris Chouinard - Morgan Stanley — Analyst

I see. So you’re going to essentially just sort of engage in a swap, but something to sort of true-up their rate sensitivity. So something less than the notional amount of the position you’re shrinking?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

It would be a shorter duration; probably similar notional amount, shorter duration.

Chris Chouinard - Morgan Stanley — Analyst

Okay, and separately, just wanted to understand the Hudson United earnings in the ‘06 and ‘07 pro formas. And if 2006, and I’m probably missing something very obvious, but if 2006 earnings are 93 million and if that excludes the impact of the landfill gas projects, why does it go up so significantly in 2007 to 135 million?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

One is three-quarters of a year, and the other one is a full year.

Chris Chouinard - Morgan Stanley — Analyst

Got it. Okay, fair enough. That’s it for me. Thank you very much.

Operator

Bruce Harting with Lehman Brothers.

Tom for Bruce Harting, Lehman Brothers

Good morning, it’s Tom. Bruce had actually stepped out for a second. Most of our questions have actually been answered, but we were interested to know, given that this is going to create significant branch expansion and footprint expansion for you, if you had any ideas now for new ways to leverage the broader retail structure, given that TD recently sold the Waterhouse division; if there were any other types of either investments or other fee-generating products and services you were looking to sell through the branch network?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, not at all, Tom, to be honest. I think this is just basic banking. It is competitive deposit products, spending a reasonable competitive amount in advertising them, creating incentives to the branch people to sell those products, and then making sure the facilities are clean and spruce and looking good, and making sure the hours are competitive. So as Jim had said earlier, Commerce Bank is probably a great example of what we’re all to some degree following, and I think that is what we’re going to do here. So I don’t think there is any specialty new products that we can offer. I think it is just focusing on the people in the branches, supporting them in every way you can, and offering competitive products and very competitive advertising.

So I don’t think it is doing anything different than we’ve done before, but let me ask Peter if he’s got any other thoughts on it.

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

No, the only thing I might add, Bill, is that although they do have a small wealth management department and they do a little bit of investments in annuities and so forth, I think we can leverage our capacity to build that up through commercial and retail referrals through their branch systems.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

The referral piece is, obviously, a good potential for us as we’ve got very strong incentive referral programs. So time will tell how successful we will be with it, but it certainly looks like it has great potential.

Tom for Bruce Harting, Lehman Brothers

Okay, great. Thanks a lot, guys.

Operator

Jared Shaw with KBW.

Jared Shaw - KBW — Analyst

Just a quick follow-up question to Lana’s. So the buybacks, you’re assuming that that doesn’t happen until the first quarter of ‘06; is that right, right before closing?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, right before closing first quarter ‘06.

Jared Shaw - KBW — Analyst

And is there any preclusion that you cannot buy before then? Is that — you have to wait for the shareholder vote?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

Well, there is a blackout period between the mailing of the proxy and the shareholder vote, as well as a period around the 10 days when they calculate the exchange ratio. So there is a blackout then. So whenever we mail out the proxies to the shareholder vote, we will be out of the market — have to be out of the market.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

There may be a week or two in there, but we don’t want to cut it that close, Jared. So I think we’ll just wait until right before the closing.

Jared Shaw - KBW — Analyst

And in terms of — TD falls under those same restrictions?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I don’t know. I assume they do. We haven’t asked TD. That’s their scenario, and when they want to buy back shares is their decision. So I’m not really sure.

Jared Shaw - KBW — Analyst

Okay. Thank you.

Operator

Jim Ackor with RBC Capital Markets.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Jim, we’re giving you two questions today.

Jim Ackor - RBC Capital Markets — Analyst

Sorry to take up so much time, but a quick follow-up housekeeping item. Maybe Steve can answer this one. In terms of the pro forma share count for you guys as well as for TD, once this deal is closed.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

What’s our pro forma share count after we close this deal?

Jim Ackor - RBC Capital Markets — Analyst

Yes, and what is TD’s ownership on a pro forma basis as well?

Steve Boyle - TD Banknorth, Inc. — EVP & CFO

TD at close would be 53.5%, and then if you add in the buyback, they would be right back at 55%, or just a little bit over 55%.

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

We’re going to be issuing about — correct me if I’m wrong, Steve — about 62 million shares in this transaction; about 32.4 million shares to Hudson United shareholders, and another $29.6 million to TD. So there’s going to be an additional 62 million shares outstanding.

Jim Ackor - RBC Capital Markets — Analyst

Then how much is the buyback, I’m sorry?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

About 8.5.

Jim Ackor - RBC Capital Markets — Analyst

8.5 million?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

Yes.

Jim Ackor - RBC Capital Markets — Analyst

And that’s going to be conducted by Banknorth, not by TD?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

That is correct.

Jim Ackor - RBC Capital Markets — Analyst

Okey-doke. That’s all I need, thanks.

Operator

Heather Wolf of Merrill Lynch.

Heather Wolf - Merrill Lynch — Analyst

Just a couple of follow-up questions. First, I’m assuming there is no change to the Banknorth dividend policy?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, there isn’t.

Heather Wolf - Merrill Lynch — Analyst

Second question. Do you have any lockups or retention pools in place for Hudson United management?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

Hudson United has a severance plan, and we have enhanced the severance plan somewhat to provide an opportunity to keep and retain their very qualified and good personnel. So we do have some overall retention plans in place.

Heather Wolf - Merrill Lynch — Analyst

And just the last question, the retail investments that you’re talking about, 7.5 and 10 million, I don’t know if I am off base here, but it doesn’t seem like that is going to take you very far across the breadth of this franchise.

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

That’s after-tax, so it’s about $25 million pretax, and if needed we will continue to make those investments in subsequent years.

Heather Wolf - Merrill Lynch — Analyst

And have you guys really looked at sort of the details of how you’re going to spend that money, or is that just a rough idea right now?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think it’s a rough idea, but we’ve looked at almost every one of their branches. So we have a pretty good idea of what is going on. Now there is additional costs that we will be putting in there, but they will be part of the normal Banknorth costs. There will be other things we will be doing that will incorporate normally in our company. Our advertising dollars will get re-looked at as to where we advertise. So I would say that those are new monies going in. But there is probably additional monies that I probably couldn’t identify the dollar amount with you that will be gone their way that will be helpful, too.

But again, if we are underestimating this and it’s stronger than that, we will add the additional dollars. But at this point with what Ken and his staff have done recently and the dollars they are putting in, these additional dollars at least today to us look pretty competitive.

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

I should also mention, too, that this $25 million is the impact on the P&L. So that, for instance, if you make investments in the facilities, in the branches, that gets amortized, the cost of that gets amortized over a long period of time, and it’s only the amortization of that that we are talking about in that 7.5 to 10 million. So the actual dollars invested —.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

— could be substantially higher.

Heather Wolf - Merrill Lynch — Analyst

Got it. That’s very helpful. Thank you.

Operator

Theodore Kovaleff with Sky Capital.

Theodore Kovaleff - Sky Capital — Analyst

Bill, a very good move. I am pleased to see the footprint extending. I’ve got just a couple of follow-up questions, if I may. Are you expecting the gas project to be sold before or after consummation?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I really don’t know. My sense in talking with Hudson United is they would like to sell it before we complete the transaction, but I have to tell you that is really their call. It is still their company. But my sense in talking with them is, like us, they have identified this as not a core business, and they would like to sell it. Whether they can do that or not before we complete the transaction, I don’t really know. It is really up to them.

Theodore Kovaleff - Sky Capital — Analyst

Okay. Then with regard to future acquisition strategy, clearly you had highlighted your interest in the New York metro area for a good 18 months or so, and this certainly is a major step in that direction. You have also now gotten quite an exposure in the Philadelphia metropolitan, Philadelphia area. Do you see further expansion down there, or is that sort of for the moment as far south and as far southwest, I guess we could describe it, as you are considering venturing?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think Philadelphia is probably as far south as we would like to venture. I think there are opportunities in that greater Philadelphia area in the future for us, and certainly many opportunities in the Metropolitan New York area in the future. So, Theodore, I agree with you; what you’ve just said is absolutely the way we are thinking about our company as we move in the future. What we will do now because of this transaction is take a lull in time and complete this transaction, and look at 2006 and 2007 as more productive years in terms of acquisition potentials.

Theodore Kovaleff - Sky Capital — Analyst

Okay. Thanks very much.

Operator

Michael Spector of Mentor.

Michael Spector - Mentor — Analyst

Congratulations. Just real quick, the estimates used (technical difficulty) exclude the gas profits?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, it does.

Michael Spector - Mentor — Analyst

And what is the gas?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We’ve estimated at $0.15 in this year.

Michael Spector - Mentor — Analyst

The 2 billion, I guess, downsizing this portfolio, is that an actual sale of the portfolio or are you going to just hedge it?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, there will be — of that $2 billion portfolio, there will be an actual sale at that time so we can correct the interest rate risk as we view it. So that will occur as we said in the — as we end this complete — not as we end, but as we complete the transaction in the beginning of next year.

Michael Spector - Mentor — Analyst

Any reason to (technical difficulty)?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

You know, it is a good question that other people have asked us. We normally know it takes four to five months. We think because Hudson United has a regulatory order, it may take a little bit longer. And we’ve also had experience that as you are coming up on the Thanksgiving and Christmas holidays, it gets hard to get everybody focused on completing this. So we think with the holiday season being here later this year that it probably will carry over to early next year, and we think that is really the reason. Having a regulatory order, as Hudson United does, means the regulators will probably look a little bit closer at this, and they are also coming up on the end of the year, which is always a difficult time to do.

Michael Spector - Mentor — Analyst

(technical difficulty)

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, obviously in everything we do, we have spoken to the regulators.

Michael Spector - Mentor — Analyst

(technical difficulty)

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We’ve got you, Mike, breaking up. We can’t hear your questions anymore.

Michael Spector - Mentor — Analyst

I assume that they’re pleased that you’re picking up this issue for them.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

We never ask the regulators whether they’re pleased or not. We just lay out our plans to them. They think our plans are correct going forth, but I wouldn’t characterize their feelings in any way.

Michael Spector - Mentor — Analyst

Thanks, good luck.

Operator

Biogan Vasquez with Societe Generale.

Biogan Vasquez - Societe Generale — Analyst

Congratulations. I guess I pressed star one too late. All my questions have been answered.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Operator, does that mean there are no more questions?

Operator

There seems to be no questions.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Okay. Well, thank you very much. We appreciate everybody being on the call, and we’ll talk to all of you in the near future. Thank you.

Jeff Nathanson - TD Banknorth, Inc. — Director, IR

And if I could remind folks that we’ll take a 10-minute break now. Anyone who would like to stay on the line, you will be in listen-only mode, at which time we will restart our call. TD Bank Financial Group will begin their analyst and investor call followed by a Q&A session for their senior management. Thank you.

(BREAK)

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the TD Banknorth, Inc. to acquire Hudson United Bancorp conference call. My name is Anne Marie, and I will be your coordinator for today. At this time all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. I would now like to turn the presentation over to Mr. Dan Marinangeli, Chief Financial Officer of TD Bank.

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

Thank you. Welcome to the TD Bank Financial Group’s investor presentation relating to the combination of TD Banknorth with Hudson United Bancorp. My name is Dan Marinangeli, and I am the CFO of TD Bank. With me today is Ed Clark, TD Bank Financial Group’s CEO, who will give an overview of the transaction and describe its strategic importance to the TD Bank. I will cover the financial impact on TD Bank, which will be followed by questions. Bill Ryan, Peter Verrill, and Steve Boyle are also available to answer questions.

I note that this presentation may contain forward-looking statements, and we draw your attention to the slide containing forward-looking statements at the beginning of our presentation. Over to Ed.

Ed Clark - TD Bank Financial Group — President & CEO

Thanks, Dan, and thanks everyone for joining us today. We don’t intend to take you through the transaction again in detail, because Bill and his team have just done a great job on their call of explaining

TD Banknorth’s acquisition of Hudson United and what it means for the TD Banknorth and their shareholders. Dan and I just want to spend a few minutes on some specific things that will be relevant to TD Bank Financial Group and our shareholders. Simply put, today’s announcement is the right next step for the TD Bank Financial Group in our U.S. personal and commercial banking strategy.

We are doing what we said we were going to do. Last August when Bill and I announced TD’s acquisition of 51% of Banknorth, I outlined TD’s strategic goals in entering the U.S. personal and commercial banking space. We wanted to make sure that we had sufficient scale at the outset to be a sustainable player. We wanted to be able to be in a geography where we could grow organically and had options to grow by acquisitions. We wanted to be in a space where we could enter new contiguous geographical markets, which would also create additional opportunities for follow-up acquisitions. We wanted to keep some capital and reserve so we would be in a position to exploit the growth opportunities available. And as you all know, it was tremendously important to us to have the right management team. We wanted to enter the U.S. personal and commercial banking space with a proven, strong, local management team in place that shared our cultural and strategic vision and that could be given a mandate to run and grow the company. We found what we wanted in TD Banknorth, and this transaction which Bill and his team have put together demonstrates just how well it can work.

Hudson United is exactly the sort of company we were looking for. It has a good deposit base, well-run commercial operations, and some good specialty businesses. With this deal, we add to our existing scale, increasing the branches by over 50% to 590 branches, and increasing our deposit base 30% to USD26 billion. We are expanding into great growth markets. As Bill has described in detail, the acquisition of Hudson United will significantly expand TD Banknorth’s presence in Connecticut, moving them from the number 8 spot to the number 6 ranking by deposits. It will expand TD Banknorth’s presence in New York and move them into the fast-growing markets of New Jersey and Philadelphia. And we have done this without issuing any TD shares and while maintaining prudent capital levels at the TD Bank, as Dan will take you through in a moment.

One of the primary benefits Bill and I had seen for the initial 51% ownership structure was the flexibility and optionality in acquisition currency that TD Banknorth would have to execute its expansion plans. In this transaction, Hudson United wanted its shareholders to take more than 50% of their consideration in TD Banknorth shares, so that their shareholders could participate in future growth and the upside of the Company. We accommodated that desire. The remainder of the consideration will be paid in cash, and TD will purchase 29.6 million shares from the treasury of TD Banknorth to fund this acquisition. Now these shares are going to be purchased at a premium, at a price of $31.79, which is equal to the average price at which Banknorth repurchased its shares earlier in the year in the market.

TD was prepared at that time to buy Banknorth shares, but Banknorth decided that it preferred to be the buyer and used its cash to do so. Given this background, we thought the right thing to do was that the average price of $31.79 was an appropriate price for us to buy the TD Banknorth shares for this particular transaction. We intend to at least maintain our current ownership of 55%, either through our purchases or through TD Banknorth’s share buyback, and we will look for appropriate opportunities to buy out beyond this level.

Now Bill has already talked about why this was the right time for TD Banknorth to acquire Hudson United. Frankly, you always struggle with what is the right time to do a deal. Obviously, this is a time of some uncertainty for banks in this space in the U.S., given the interest rate environment. One option would have been to wait it out to see what would have happened with interest rates and how that would affect the acquisition prices of companies like Hudson United, to see if it would bring down the prices. But what life teaches you and what both Bill and I know is that you can be too clever with timing. Even if the traded price was to come down, it may mean that the target is no longer available or that the price expectations for a deal would take some time to adjust. Bill saw the opportunity to buy now. This is the right asset in the right markets, and it’s at a fair price. Standing aside and waiting was not the right move.

We also had to decide what type of asset to buy. Hudson United’s operating performance over recent years has been challenged, despite having a great presence in favorable markets. We believe there is large potential to do more here, but we recognize that it will require tough operational work and time. Given the strong operating management which TD Banknorth has, we are confident that Bill and his team can do the heavy lifting necessary to unlock the potential of this franchise.

As you know, I like to keep things simple. So from TD’s perspective, this deal makes sense. As I said before, if I can get the growth and diversification of going in the U.S. while avoiding the strategic dilemma of Canadian banks being trapped in Canada and still come close to the PE that I could get with the alternative of simply buying back our shares, then that is a sensible thing to do. This deal comfortably meets these criteria, taking into account expense synergies only and using the IVIS estimates for Hudson United, excluding the impact of their landfill gas projects. Looking at the ROIC, our experience when we purchased Canada trust was that it took three or four years to get our target ROIC, and that deal had the benefit of cross synergies. So when we announced the Banknorth acquisition, I said it would take about four years to get to our target ROIC, and in order to do that we would have to make further acquisitions in accordance with our strategy in order to get the impact of those synergies.

This transaction on a stand-alone basis should generate economic profit in 2007, and means that we are right on track to do what we said in order to reach our target ROIC for TD Banknorth as a whole in about four years. While Dan will take you through the details, this transaction does not have a material impact on TD Bank earnings in 2006, given a series of things, including different fiscal years, the one-month lag for TD Banknorth’s earnings. The transaction is occurring midway through the year, and there are some restructuring charges. However, the transaction is expected to be solidly accretive to TD’s earnings in 2007.

Before I turn it over to Dan to take you through the financial parameters, I want to spend a moment on the overall strategy of the TD Bank in the United States. After giving effect to this transaction, our earnings will be around 19% on a running basis of our total earnings, and our retail earnings will exceed 80%. With TD Banknorth and the recent announcement of agreement to form TD Ameritrade, we will have the pieces in place for our U.S. strategy. Clearly with two mergers going on simultaneously, the issue is less what is our strategy and more can we execute it. No one knows that better than I, Bill and Joe Moglia. We know what we have to do to deliver. Now over to Dan.

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

Thanks, Ed. If I could draw your attention to slide 5 in the package. This is a repeat of the TD Banknorth slide that was used in the earlier call, so I won’t go through it in depth. It does form the basis, though, for the accretion impact on the TD Bank earnings in ‘06 and 07, which is detailed on slide 6. Basically, we pick up our share of the earnings accretion. Earnings accretion in dollar terms on a GAAP basis for ‘06 for Banknorth is U.S. $92 million. Our share of that is the $34 million U.S. Again, there is some complex calendarization going on here. Banknorth will get three-quarters of a year worth of earnings. We will get a one month lag on that. So effectively we will get — in our fiscal year ending October of ‘06 — we will get six months worth of earnings from this source and our share at 55.5%. The FX conversion at 122 gives us 41 million Canadian in extra earnings. We do have some offsets to that. We have the funding costs of our cash portion of the transaction and some small other amounts of costs, $16 million Canadian. This funding is over, again, not a six-month period, but a seven-month period. There is some slippage there.

We also have picked up our share of the restructuring costs that Peter talked about earlier in his presentation that hits the income statement in ‘06, and that is estimated to be about $20 million Canadian. So that gives us reported basis $5 million of excess earnings. We add back the amortization expense. Our share of the amortization expense at 7 million Canadian, and we end up with 12 million extra earnings Canadian for the year before the amortization of intangibles basis. That represents $0.01 on a reported basis of accretion and $0.02 on a before amortization of intangibles basis. So as Ed said, this is not a significant impact in the TD Bank’s financial results for ‘06. However, in ‘07 you can see that the accretion is much more material. On a reported basis $0.11 accretion and on a before amortization of intangibles basis, $0.12 earnings accretion.

On the next slide we give you the pro forma capital ratios of the consolidated bank. We effectively take the reported numbers at the second quarter of ‘05 being 6.9 net tangible common ratio and 10% Tier 1 ratio. We told you several weeks ago on the Ameritrade announcement that this number would be pro forma 8.7 and 11.8 with the effect of Ameritrade, and if we pro forma the Hudson purchase, again at the same Q2 of ‘05 date, we would have a net tangible common ratio of 7.6% and a Tier 1 of 10.7. You will recall that we told the market at the Ameritrade announcement date that we felt that a 7.5% tangible common ratio would be appropriate given the complexity and the differing treatment of the Ameritrade transaction. So you can see that on a pro forma basis we meet that hurdle with this deal at 7.6%.

I would also add that the Hudson transaction is not scheduled to close until the first quarter of next calendar year, at which point of course the bank will have generated significant amounts of extra capital. We’ve been generating about 30 basis points in extra capital each quarter for the last year or two. This does use up about $1.4 billion worth of TD’s capital. On that basis I think that is our presentation. Perhaps we could throw it open to questions now.

QUESTION AND ANSWER

Operator

Ian De Verteuil, BMO Nesbitt Burns.

Ian De Verteuil - BMO Nesbitt Burns — Analyst

Two questions. The first one —

Ed Clark - TD Bank Financial Group — President & CEO

You and Dan are going to have to get together and change your names, okay?

Ian De Verteuil - BMO Nesbitt Burns — Analyst

I think it is once you get over three vowels you lose all ability to complain. The first question relates to share, TD Bank’s ability to purchase shares of Banknorth. Is TD restricted from going into the market in any way, and why wouldn’t you have used in getting your ownership back up to 50% why wouldn’t TD, which looks as if it has quite a bit higher tangible comp ratios, why wouldn’t TD use more rather than Banknorth on buybacks?

Ed Clark - TD Bank Financial Group — President & CEO

There are some restrictions on what we can do until we get the proxy circular filed with the SEC. So we are restricted from — we can’t go into the marketplace until the market has full information. I think in terms — an important thing that we manage, and Bill is, as he mentioned on his part of the call, I can assure you sees himself as representing the TD Banknorth minority shareholders all the time. And so when we come to this situation of buyouts or buybacks it is better from the Banknorth minority shareholders’ point of view, and to the extent possible, TD Banknorth buying back because they may get the improved EPS effects of those buybacks. And so generally we’ve been running it so that when they have excess capital they use that excess capital to improve their earnings picture, and then we step in after that, rather than us before. That’s what we did before, and that is why we thought the appropriate thing was to come back in at 31.79.

Ian De Verteuil - BMO Nesbitt Burns — Analyst

So is 5% tangible common equity sort of where Banknorth runs, probably a little bit more highly levered than most acquirers because TD Bank is behind it?

Ed Clark - TD Bank Financial Group — President & CEO

I think there is clearly a benefit for the TD Banknorth minority shareholders that they have our ownership position in there, and therefore they can run in a little thinner capitalization than if they were entirely on their own.

Ian De Verteuil - BMO Nesbitt Burns — Analyst

And I guess, Ed, you bought your first piece of Banknorth at I think it was $43, and you are buying more at 31.5. Why wouldn’t — isn’t there incentive to buy even more given your ratios?

Ed Clark - TD Bank Financial Group — President & CEO

Well, I think I have said in my comments that at appropriate time we are certainly happy to move our ownership position up. And so we get back automatically in a sense so the 55.5 because of their buyback, which we think would occur fairly soon after closing because our experience the last time was that the stock becomes available. But clearly if there is more stock available the sensible business thing for us to do is probably increase our ownership position.

Ian De Verteuil - BMO Nesbitt Burns — Analyst

Thanks. A question for Bill here, which wasn’t asked on your call. The landfill gas entity is being sold. If I am correct you are not including that contribution in your pro formas.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, that’s right. That is $0.15, and we’re not including it, yes.

Ian De Verteuil - BMO Nesbitt Burns — Analyst

But surely if you have an asset that’s earning it looks like 6 or $7 million U.S. a year after-tax, surely it has some value. Are you assuming it is sold and there is extra monies around?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

It certainly has some value. The problem is that the value to it is the ability to not pay taxes, and that tax benefit goes away in about a year and a half anyway. So I think when you have an asset like that where the benefit is going away in a year and a half there is a tendency to either keep it to the end or sell it before hand and get whatever you can get for it. So my sense is, again I don’t know the details of it because it is not my asset just yet, but my sense is in talking to them that since the tax benefits are running out in about a year, year and a half, they would like to sell it now to somebody who could use the tax benefits for a year. What that will be sold for, I have no idea to be honest at this point.

Ian De Verteuil - BMO Nesbitt Burns — Analyst

Thank you. That is very helpful. Congratulations, guys.

Operator

Jim Bantis, Credit Suisse First Boston.

Jim Bantis - Credit Suisse First Boston — Analyst

Good morning. Just a couple quick questions. I wanted to know, perhaps Bill or Dan, what the IRR on the transaction was for Hudson.

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

Jim, it is mid-teens, perhaps a little bit better than mid-teens. So it is quite a lot better than the original Banknorth IRR, you will recall was around 10%.

Jim Bantis - Credit Suisse First Boston — Analyst

That’s great. And does that include the integration or the onetime restructuring charge?

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

Yes, it does.

Jim Bantis - Credit Suisse First Boston — Analyst

Okay, great. Maybe Dan or Ed from your perspective on terms of the due diligence, specifically on the credit card and the risk management profile, if you could give us a little bit of color on that and how — what have you found out and any concerns or changes that need to be done?

Ed Clark - TD Bank Financial Group — President & CEO

I don’t think we saw, to be honest, a lot of changes. As I think Bill indicated, probably on the credit card we played a more central role because we have credit card teams, but on the credit side frankly Banknorth are very, very good on the commercial lending side. But we did have our people in there, and so we found that on the commercial side we like what they are doing. It is a very well-run business, and we found equally that strong management on the credit side. So we were positively impressed on the credit card side.

Jim Bantis - Credit Suisse First Boston — Analyst

And actually just a last question and a little bit more for color; the regulatory issue that the company is dealing with, could you just give us a little bit of elaboration on what it’s involving? Thanks very much.

Ed Clark - TD Bank Financial Group — President & CEO

Bill, why don’t you do that?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

In the United States, The Patriot act has been a very important act for banks to follow, and it really aligns itself with reporting transactions to government agencies on a periodic basis, reporting them correctly and reporting them on time. In the case of Hudson United, they were not able to always report the transactions correctly or on time. So there’s no credit risk or anything like that. It is really an administrative issue. Banks are adjusting to this. It is taking a number of banks a period of time to get adjusted properly to it. Hudson United got caught up in this. We will work with them, and we think they are on a path to correct it. They’ve hired a very good compliance person who is doing an excellent job. So it is really administrative details around reporting to government agencies.

Jim Bantis - Credit Suisse First Boston — Analyst

Bill, how long was your due diligence period, specifically?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Well, we did external due diligence and it probably has been done over a number of months. I would say probably several months of reviewing with investment bankers what’s the company all about. I know the CEO fairly well. And then the due diligence on-site are caught in the last two weeks. And then on-site due diligence was probably — maybe I’m wrong on the number; Peter or Steve will correct me — probably number 30 or 40 people that were on-site for several days talking specifically to Hudson United employees and senior managers, and then coming forth with formal reports that Ed and I reviewed in the last few days to make sure we were on track.

It is not unusual for us in due diligence that if we don’t feel comfortable with a company, we walk on the transaction. So we take due diligence very seriously and have had in a number of cases where we don’t feel comfortable, we’ve walked away. Obviously, in this one we felt comfortable with the due diligence, and the announcement today tells you that.

Jim Bantis - Credit Suisse First Boston — Analyst

Great. Thanks very much, and best of luck.

Operator

Quentin Broad, CIBC World Markets.

Quentin Broad - CIBC World Markets — Analyst

Good morning, guys. I guess for Ed, just in terms of the price that you’re paying for the BNK shares, can you remind me how many BNK — how many shares BNK purchased as a 31.70 type of mark, because I didn’t think they bought back that many — the shares that you’re going to buy up? And then you mentioned certainly that Bill is depending the minority shareholder interest. Just in terms of your view of purchasing (indiscernible) above market rates, as Bill suggested 6% above market rates, just a little more color, Ed, on why you feel so comfortable at offering him that special price?

Ed Clark - TD Bank Financial Group — President & CEO

So on the issue of how many they bought back, they bought back 15 million shares. They had in their original plan to buy back 8 million, but as a result of the restructuring of the balance sheet that they did, that freed up capital, and in order to make it EPS neutral or positive they had to buy back shares. So that added another 7. So in total, it came to 15 million. So it is a significant amount compared to the 29.6 that we’re buying, and so this is a judgment call. Obviously, from a legal point of view, our rights were that we could buy it up at market, so we could have bought it — the exchange ratio with Hudson United was set at $30.26. So you could argue that we could have said we want it at $30.26. But I think given that they could have in the circumstances said, well, why don’t you buy the 15 million shares and we will keep our cash, and that would have meant that they had the cash. And so, in effect, you could sit there and say, well, there’s only really 14.6 million shares that we are buying at the $31.79. And given we own half the company when you work it all the way through, I think it is always better for us to lean over backwards and show the minority shareholders that we are sensitive to their issues.

Quentin Broad - CIBC World Markets — Analyst

And then I guess for Bill, just in terms of your cost saves and what falls out in terms of a target efficiency ratio, could you just, whether it’s yourself, Bill, or one of your other guys, give me a sense of what I guess on 2007 pro forma mix ratio would be? It looks to me like it is sub 51%.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Yes, I think our ratio is running in the 50 to 52% range. Hudson United comes in at a better efficiency ratio — no, I’m sorry, not as good. And I think what we will do is be able to incorporate all the operations area, move them from the high-cost metropolitan New York area to probably Lewiston, Maine where the costs are much more reasonable from our standpoint. So that 25% cost saves will come from operations, it will come from administrative functions coming in; finance, marketing, things like that. So I think there is a good possibility our ratio will run around 50%. If we are very efficient and get lucky on this and maybe it’s better than we thought, maybe it breaks just under 50, but I don’t see us operating at a much lower than 50% efficiency ratio any time in the next several years.

Quentin Broad - CIBC World Markets — Analyst

And finally, Bill, on several occasions you said on your call that not for the next — nothing more this year in terms of acquisitions. And given this isn’t going to close until Q1 of 2006, does this year mean 365 days from now, or does this mean simply 2005 where you won’t even have started the process with Hudson?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I don’t think operating Hudson is going to be that difficult for us. I think we have good people; they have good people. We will find a way to run that company well. I think the focus is from now to the end of the year. So I don’t think it’s one year from now. I think it’s really that six months that we should focus on making sure we identify the key people. Once they are identified and moving forward, I know they will do a good job. But I think the focus for the next few months for myself and the senior management team is identify the product and services, identify the people. The implementation, once identified, I think will be easier.

So could we announce an acquisition in the first quarter of 2006 or the first half of 2006? I think potentially we could. But will we announce anything before year-end this year? No, we won’t. So I’m talking about six months for the rest of this year and then potentially looking at something else as we begin 2006.

Quentin Broad - CIBC World Markets — Analyst

Thank you.

Operator

Andre Hardy of Merrill Lynch.

Andre Hardy - Merrill Lynch — Analyst

Thank you. Just a question on capital ratios. What happens if Ameritrade doesn’t close?

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

Okay, Andre. If you look at the seventh slide, you will recall that the impact of Ameritrade was an additional 1.8% on the net tangible common ratio. So if you wanted to do something at the second quarter ‘05 pro forma, you’d take 1.8% off the ratio that we have there, the 7.6. That will take you slightly under the 6% target ratio prior to Ameritrade. But again, keep in mind that we will have nine months, almost nine months worth of earnings before it actually closes, and that should add another 90 or 100 basis points in capital. So we can do this deal without Ameritrade, is the conclusion.

Andre Hardy - Merrill Lynch — Analyst

Thank you.

Operator

Sachin Kewalramani with Morgan Stanley.

Sachin Kewalramani - Morgan Stanley — Analyst

Good morning. Your comments — this is a question for Bill — your comments suggested that the reinvestment costs in the franchise of 10 million is the amortization of capitalized costs. How long do you amortize these costs over?

Peter Verrill - TD Banknorth, Inc. — Senior EVP & COO

This is Peter. It depends on the type of investment, but if it is building facilities, it could be 20 or 30 years. If it is equipment, it could be more like five years. So it’s got a mixed life. And that $25 million of investment, not all of that will be in capital expenditures, but a good proportion of it will be.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

I think it’s a combination of some additional marketing expense and advertising more than they’ve been doing up till now. And then as Peter had said, fixing up some of the branch facilities, things like that. So the bulk of it probably is being amortized from a timeframe of two to three years out to twenty years, as Peter had said.

Sachin Kewalramani - Morgan Stanley — Analyst

So then should we not be capitalizing these costs and adding them to the premium that you have paid? Just because it doesn’t seem like it is a onetime $25 million cost. It is more like if you amortize it over 20 years, it runs into — could be into like over 100 million, $150 million.

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

I’m not sure if I understand completely your question.

Sachin Kewalramani - Morgan Stanley — Analyst

So if I look at 2007, it is about $10 million, and if this is a run rate expense, then we should most likely capitalize this. And when we estimate the premium that you paid for HU, should we just add this capitalized cost to the premium, or am I not thinking about it correctly?

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

I think what we’ve tried to do is to take a more conservative approach and just show this as an impact to our earnings on an ongoing basis, as opposed to putting it into a capital expenditure type of investment. Because in actuality, under GAAP we’re going to have to account for it the way that we have shown it. And that is to the extent that we have additional advertising and marketing, additional people, additional capital expenditures, the amortization of which, all of that will go through operations and hit the P&L. And I think it is important to remember, too, that the bulk of the expense will be in the first couple of years. That is when the marketing and advertising and the people expense is going to hit. The longer-term amortization of the capital expenditures will diminish over time.

Sachin Kewalramani - Morgan Stanley — Analyst

Okay. I have a question for later to TD’s accretion numbers in 2007. In the absence of a deal — I think it says in your slide that this deal is going to use up about 1.4 billion in capital. And that implies that that capital could have been used alternatively for perhaps share buybacks. So when we estimate your accretion numbers, the 12% — sorry, the $0.12 cash accretion, that doesn’t account for the opportunity costs of not buying back stock, which might have been the case if you did not do a deal. Is that a fair way to think about it? Because I see your share count is flat.

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

I think that’s the start of a good way to look at it. I think what you have to do, though, is you have to keep in mind that these earnings accretion numbers are going to grow over time, and the IRR of this deal, as I said, was in excess of the cost of equity of the bank. So effectively, you are creating value. We’ve only shown here a year and a half worth of actual accretion numbers. We always compare a deal that uses capital with the alternative of buying our shares back. We’ve done that in this case, and we’ve determined that the returns from this deal are in excess of buying our shares back.

Sachin Kewalramani - Morgan Stanley — Analyst

Okay, that’s fine. That’s great. When you come up with the mid-teens, I think it’s mid-teen IRR, what is the terminal value multiple? Can you give us some color on that, how you —?

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

We use 12 times.

Sachin Kewalramani - Morgan Stanley — Analyst

Okay, thanks.

Operator

Kevin Timmons with C.L. King.

Kevin Timmons - C.L. King — Analyst

Sorry, Bill. I didn’t get this on other call. Just to follow up on what was asked there. The operating versus capital costs here in the amount for the branch reinvestment, do you just actually have a breakdown of how much you have each side, how much you’re putting into capital investment? Or is this number just kind of a, here’s what we think it is going to be?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

Kevin, it’s Bill Ryan. It’s a speculative number. We haven’t — obviously, we couldn’t get in there and get as precise as we will get over the next several months. But is a speculative number, and looking at what they’ve been doing, putting some marketing dollars in addition to what has been being spent. So I think at this point it’s a speculative number, and I couldn’t give you anymore color than that.

Kevin Timmons - C.L. King — Analyst

But we’re not talking about a $200 million capital.

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, we’re not talking at all. That is not the issue. And as I said on the call, the first call, this isn’t a big turnaround. This isn’t a big number in my eyes. There is some fixing-up to do at some facilities, but it’s pretty straightforward and should be fairly small.

Kevin Timmons - C.L. King — Analyst

And the other thing is Hudson has obviously been rumored to be for sale a number of times in the past five years, ten years, 15 years for that matter. In this case were they for sale with a book out there, or did this deal originate out of some direct contact between you and Ken?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

It occurred out of direct contact with Ken and I, and I had heard those same rumors over the past years. And I contacted Ken and we chatted about the strategy that he has that I had read about in one of the periodicals that he wanted to grow the company and get his market share up. And I shared with him what we were doing, and that probably being part of a bigger company, he might be able to do this even quicker. He, after some thought processes on it, came back to me and said, I agree. So this was just he and I talking. This wasn’t a book. It was just he and I agreeing that this is probably the best time for him to grow his company, and we were the best choice for him to make.

Kevin Timmons - C.L. King — Analyst

Thanks very much, Bill.

Operator

Quentin Broad with CIBC World Markets.

Quentin Broad - CIBC World Markets — Analyst

Two quick follow-ups, one for Dan. In terms of the assumptions, Dan, can you give us a sense of beyond the terminal value the other assumptions you had used in getting the mid-teen IRR, the growth rate in earnings?

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

I think growth rate in earnings was 8%. We — again, 12 times end multiple. It’s a five-year period we looked at. The rest of the synergies are as we’ve discussed. We did have some revenue synergies coming in ‘07, quite a small amount. Those are the major assumptions, I think.

Quentin Broad - CIBC World Markets — Analyst

The 713 million share count that you have in the slide 6 versus, I think, quarter-end number which is different, is that assuming option?

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

That is the fully diluted amount of shares we anticipate. Keep in mind that in our second quarter, we had — there was an impact that might not have carried through, so you get average numbers in the previous quarter. So this is what we expect the share count to be going forward.

Quentin Broad - CIBC World Markets — Analyst

Excellent. Finally for Bill. Bill, on the Q2 conference call with TD Bank you were asked about kind of what some of your criteria would be for making an acquisition, and I think to quote, if you will, one of the things you said is you look for top three to top five in the market, and if you don’t get that, you want to be able to get there in three to five years. So can you just give a sense with the Hudson where that meets your criteria and, if it doesn’t, which of those — obviously, you really harped on Connecticut this morning — which of those you feel you are going to get there in three to five years?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No doubt about it, Connecticut would be the first one. As you look at that franchise that Hudson United owns, Connecticut was a great fit for us, taking us from 8 to 6, and obviously taking us from 6 to a much better number. So we feel very comfortable in Connecticut. We also feel very comfortable in Northern New Jersey. We don’t feel as comfortable in Philadelphia. It is going to take more work to get to that top or top 6 in greater Philadelphia. But if you look at the geographies of Connecticut, you look at the geographies of Northern New Jersey, I think we will be there. We will have to work harder in Westchester County and Rockland County and also in Philadelphia. But I think there is potential for fill-in acquisitions over the next few years that could potentially get us there. But again, I think we will have to work a little bit harder on those areas.

Quentin Broad - CIBC World Markets — Analyst

So you are not — just in terms of top 3 to top 5, you are not there in Connecticut on the close of this transaction?

William Ryan - TD Banknorth, Inc. — Chairman, President & CEO

No, we’re not there in Connecticut on the close of the transaction. We will be number 6, but we will be at 5.5, and the number 4 bank has a 7.8 marketshare. So I can’t imagine that we can’t go from 5.5 up to that 7.8 without any trouble at all. Now, two of the ones that — number 2 and number 3 are Webster Bank and Peoples of Connecticut. So in the eyes of most people, they might be acquisition candidates for us. So there is certainly a possibility that we could get to number 2 in Connecticut over a period of years. A lot of things would have to go our way, but I don’t think there’s any problem in getting to probably number 4 without any trouble at all, given the next few years.

Quentin Broad - CIBC World Markets — Analyst

Great, thank you.

Operator

Ryan Kelley with FBR.

Dan Marinangeli - TD Bank Financial Group — EVP & CFO

We’re not getting anything at this end.

Operator

There are no further questions.

Ed Clark Thank you very much. Thanks for attending.